[redacted]

14041293

tg
8/14/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-33429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway
(No. and Street)

St. Petersburg (City) Florida (State) 33716 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William McCauley (727) 299-1692
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000 (Address) Des Moines (City) Iowa (State) 50309 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG - 1 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

00
8/15/14

OATH OR AFFIRMATION

I, William McCauley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Financial Advisors, Inc. as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William H. McCauley, Jr
Vice President & CFO

Notary Public

Betty Jo Dull
Notary Public
State of Florida
My Commission Expires 8/23/2015
Commission No. EE 103287

This report ** contains (check all applicable boxes):

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Income (Loss).
(X) (d) Statement of Changes in Financial Condition.
(X) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[redacted]

Transamerica Financial Advisors, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Transamerica Financial Advisors, Inc.

We have audited the accompanying financial statements of Transamerica Financial Advisors, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operation, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Financial Advisors, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplemental Schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 25, 2014

Transamerica Financial Advisors, Inc.

Statement of Financial Condition
(Dollars in thousands)

December 31, 2013

Assets		
Cash and cash equivalents	$	24,107
Investments in securities, at fair value		35,129
Agent notes receivable, net of allowance (2013: $53)		410
Commission receivables		10,619
Other receivables		7,249
Deferred tax asset, net		12,329
Prepaid expenses and other assets		2,314
Total assets	$	92,157
Liabilities and stockholders' equity		
Liabilities		
Commission payables	$	9,162
Payable to parent under tax allocation agreement		1,096
Due to affiliates, net		7,503
Deferred compensation		34,484
Other liabilities		9,957
Total liabilities		62,202
Stockholders' equity		
Common stock, $1 par value, 5,000 shares authorized; 1,938 issued and outstanding		2
Additional paid-in capital		30,470
Retained deficit		(517)
Total stockholders' equity		29,955
Total liabilities and stockholders' equity	$	92,157

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Operations
(Dollars in thousands)

December 31, 2013

Revenues		
Commission income	$	**252,818**
Net investment income		**4,400**
Other income		**12,809**
Total revenues		**270,027**
Expenses		
Commissions		**224,113**
Employee compensation and related benefit expenses		**15,146**
Other operating expenses		**26,253**
Total expenses		**265,512**
Income before income taxes		**4,515**
Income tax expense		
Income tax expense		**1,849**
Net Income	$	**2,666**

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Changes in Stockholders' Equity

(Dollars in thousands)

December 31, 2013

Common Stock	**$**	**2**
Additional Paid-in Capital		
Balance at beginning of year	**$**	**33,507**
Return of capital to AUSA Holding Company		**(1,578)**
Return of capital to AEGON Asset Management		**(1,129)**
Return of capital to Transamerica International Holdings, Inc.		**(330)**
Balance at end of year	**$**	**30,470**
Retained Deficit		
Balance at beginning of year	**$**	**(3,183)**
Net income		**2,666**
Balance at end of year	**$**	**(517)**
Total Stockholders' Equity	**$**	**29,955**

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Cash FLows
(Dollars in thousands)

December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	2,666
Adjustments to reconcile net income to net cash and cash equivalents provided operating activities:		
Changes in:		
Deferred income taxes		117
Agents notes receivable		168
Commission receivables		(2,677)
Other receivables		(1,696)
Payable to parent under tax allocation agreement		352
Prepaid expenses and other assets		(234)
Due to affiliates		3,368
Deferred compensation		7,386
Commission payables		2,728
Other liabilities		(2,052)
Intangible assets		1,100
Amortization of intangible assets		775
Loss on sale of intangible assets		401
Net increase in trading securities		(7,563)
Net cash and cash equivalents provided by operating activities		4,839
CASH FLOWS FROM FINANCING ACTIVITIES		
Return of capital to AUSA Holding Company		(1,578)
Return of capital to AEGON Asset Management		(1,129)
Return of capital to Transamerica International Holding, Inc.		(330)
Net cash and cash equivalents used in financing activities		(3,037)
Net increase in cash and cash equivalents		1,802
Cash and cash equivalents, beginning of year		22,305
Cash and cash equivalents, end of year	$	24,107
Supplemental cash flow information		
Net cash paid during the year for income taxes	$	1,416

See accompanying notes.

1. Organization and Summary of Significant Accounting Policies

Transamerica Financial Advisors, Inc. (the "Company") is 51.6% owned by AUSA Holding Company ("AUSA"), 10.8% owned by Transamerica International Holdings, Inc. ("TIHI") and 37.6% owned by Aegon Asset Management ("AAM"). AUSA, TIHI and AAM are indirect wholly owned subsidiaries of Aegon N.V. ("Aegon"), a public limited liability share company organized under Dutch law. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In addition, the Company is an investment advisor under the Investment Advisors Act of 1940. The Company markets financial products for both affiliated and nonaffiliated companies, such as variable annuities, variable life insurance, mutual funds, real estate investment trusts, and certain securities to investors throughout the United States.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are primarily valued at amortized cost, which approximates fair value.

Investments

The Company's investments consist primarily of equity securities, mutual funds and exchange traded funds which are reported at fair value. The majority of these investments are directly related to the deferred compensation plan for the registered representatives. The fair value of the equity securities is based on quoted prices in an active market, while the other investments are determined by reference to published net asset values per share. Changes in the fair value are recorded as net investment income (loss) in the Statement of Operations and amounted to appreciation of $4,329 for the year ended December 31, 2013.

(Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowance is estimated by management based on general factors such as the aging of the receivables and historical collection experience.

Intangible Assets

In 2008, the Company purchased the future commission revenue stream from one of its branch offices. The purchase price was $2,500, which was recorded as an intangible asset and represented the present value of the future revenue stream. The intangible asset was being amortized on a straight-line basis over a seven year period, which approximated the expected receipt of commission revenue. Amortization for the year ended December 31, 2013 was $357.

In 2011, the Company purchased the future commission revenue stream from one of its branch offices. In addition to the future commission revenue stream intangible, a non-compete agreement intangible was established. The total purchase price was $848 of which $698 represented the present value of the future commission revenue stream and $150 represented the non-compete agreement. The future commission revenue stream was being amortized on a straight-line basis over a five year period, which approximated the expected receipt of commission revenue. The non-compete agreement was being amortized on a straight-line basis over a three year period which represented the duration of the contractual agreement. Amortization for the year ended December 31, 2013 was $50, for the non-compete agreement and $140 for the future commission revenue stream.

(Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

In 2011, the Company purchased the future commission revenue stream from one of its branch offices. In addition to the future commission revenue stream intangible, a non-compete agreement intangible was established. The total purchase price was $1,105 of which $949 represented the present value of the future commission revenue stream and $156 represented the non-compete agreement. The future commission revenue stream was being amortized on a straight-line basis over a five year period, which approximated the expected receipt of commission revenue. The non-compete agreement was being amortized on a straight-line basis over a four year period which represented the duration of the contractual agreement. Amortization for the year ended December 31, 2013 was $39 for the non-compete agreement and $189 for the future commission revenue stream.

As of December 31, 2013, the above intangible assets were sold to a registered individual affiliated with the Company for a total purchase price of $1,100. This sale resulted in a loss of $401 which is reflected in net investment income on the Statement of Operations.

Commission Income

Sales commissions and fees earned, along with the related commission expenses, on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

Deferred Compensation

The Company allows registered representatives to defer commission income on a pre-tax basis for any given year if the representative meets certain revenue targets in the preceding year. For 2013 the revenue target was $25. The deferred compensation liability represents the accumulated deferred commission revenue and investment appreciation (depreciation) less any withdrawals.

Employee Benefit Plans

All employees, subject to meeting certain eligibility requirements, are eligible to participate in the profit sharing plan, pension plan, disability plan, group life plan, and group health plan. As the plans sponsor, Aegon USA, LLC retains the related liabilities and the Company funds the costs of these plans as they are incurred. For the year ended December 31, 2013, the costs amounted to $4,261, recorded in Employee compensation and related benefit expenses in the Statement of Operations.

(Dollars in thousands)

1. Organization and Summary of Significant Accounting Policies (continued)

Recent Accounting Guidance

Future Adoption of Recent Accounting Guidance

ASC 740, *Income Taxes*

In July 2013, the FASB issued Accounting Standards Update ("ASU") 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* (ASU 2013-11). The guidance requires that the liability related to certain unrecognized tax benefits should be offset against a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The guidance is effective prospectively for annual reporting periods, and interim periods within those years, beginning after December 15, 2013, with early application permitted. The Company will adopt the guidance January 1, 2014, but does not expect it to impact the Company's results of operations, financial position or disclosures.

2. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.

2. Fair Value Measurements and Fair Value Hierarchy (continued)

- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets

  b) Quoted prices for identical or similar assets or liabilities in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company recognizes transfers between levels as of the beginning of the quarter.

(Dollars in thousands)

2. Fair Value Measurements and Fair Value Hierarchy (continued)

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2013:

	December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets				
Investments in securities				
Money market funds (a)	$ -	$ 2,139	$ -	$ 2,139
Equity securities (b)				
Basic materials	353	-	-	353
Communications	89	-	-	89
Consumer - cyclical	461	-	-	461
Consumer - non-cyclical	507	-	-	507
Energy	90	-	-	90
Financial	1,731	-	-	1,731
Government	301	-	-	301
Industrial	311	-	-	311
Technology	606	-	-	606
Total equity securities	4,449	-	-	4,449
Mutual funds and hedge funds (c)				
Alternative	5,803	6,744	-	12,547
Balanced fund	5,875	-	-	5,875
Domestic stock fund	847	-	-	847
Equity fund	5,887	-	-	5,887
Fixed-income bond	1,729	-	-	1,729
Indexed fund	974	-	-	974
International stock fund	682	-	-	682
Total mutual funds	21,797	6,744	-	28,541
Total investments in securities	26,246	8,883	-	35,129
Cash equivalents (a)	-	5,643	-	5,643
Total assets	$ 26,246	$ 14,526	$ -	$ 40,772

(a) Cash equivalents and money market funds are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above-mentioned tables.

(b) Equity securities are valued based on exchange listed price quotations for identical securities in active markets and therefore are considered Level 1.

(c) Mutual funds that are valued based on net asset value provided by the fund managers, whose net asset values are quoted in an active market, are considered Level 1. Hedge funds may have restrictions on liquidity and transferability that may impact the determination of fair value. As a result of the restrictions associated with the interests in the hedge funds, there is generally no secondary market for trading interests in such funds. Therefore, the hedge fund's net asset value serves as the entry price for subscriptions and depending on the facts and circumstances, the exit price for the redemptions. The level of observable activity, such as subscriptions and redemptions at net asset value, will determine the classification of fair value measurement as Level 2.

(Dollars in thousands)

2. Fair Value Measurements and Fair Value Hierarchy (continued)

During 2013, there were no transfers between levels.

3. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with AUSA, TIHI and AAM affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carryforwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or return of capital to AUSA, TIHI and AAM. During December 31, 2013, the Company made return of capital to AUSA and TIHI of $30 and $6, respectively, as a result of tax sharing. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax expense (benefit) consists of the following for the year ended December 31, 2013:

	2013
Current income tax expense:	
Federal	$ 1,517
State	215
Total current income tax expense	$ 1,732

	2013
Deferred income tax benefit:	
Federal	$ (38)
State	155
Total deferred income tax benefit	$ 117
Total income tax expense expense	$ 1,849

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

(Dollars in thousands)

3. Income Taxes (continued)

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. These include amortization of intangible assets, accrued bonuses and deferred compensation, and other expenses not deductible until future periods for tax purposes. Deferred income taxes consist of the following at December 31, 2013:

	2013
Deferred tax assets	$ 15,721
Less: valuation allowance	(121)
Net deferred tax asset	15,600
Deferred tax liabilities	(3,271)
Net deferred tax asset	$ 12,329

At December 31, 2013 the Company had an operating loss carryforward for federal and state income tax purposes of $121, which is a decrease of $58 from 2012, with a carryforward period of twenty years that expire at various dates up to 2023. The valuation allowance is related to a net operating loss carryforward and other deferred tax assets, which, in the judgment of management, is not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of further taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2013. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

(Dollars in thousands)

3. Income Taxes (continued)

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company recognized $1 of interest expense in its financial statements for the year ended December 31, 2013. The Company recognized no penalties in its financial statements for the year ended December 31, 2013.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2005.

4. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of life insurance, annuities, and other investment-related activities. Commission revenues include approximately $49,823 for the year ended December 31, 2013 from the sales of life insurance, mutual funds and annuities for affiliated companies. A portion of the commission expenses of the Company are paid to registered representatives who are also agents for Transamerica Life Insurance Company and Western Reserve Life Assurance Company of Ohio ("WRL"), affiliated companies, which amounted to $44,841 for the year ended December 31, 2013.

The Company is party to a cost-sharing agreement between AUSA companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AUSA and represents both items specifically identifiable as attributable to the Company and an allocation of shared resources among several affiliates. The Company's portion of these shared resources, was $11,801 for the year ended December 31, 2013.

During 2013, the Company paid a return of capital of $1,578, $330 and $1,129 to AUSA, TIHI and AAM, respectively.

5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its aggregate indebtedness exceeds 15 times its net capital or (b) its net capital is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2013, the Company had net capital of $11,026, which was $9,174 in excess of its required net capital of $1,852. The Company's ratio of aggregate indebtedness to net capital was 2.52 to 1 in 2013. Various other regulatory agencies may impose additional requirements.

(Dollars in thousands)

5. Net Capital Requirement (continued)

Pursuant to the provisions of Rule 15c3-3 of the Securities and Exchange Commission, the Company maintains a bank account titled Special Account for the Exclusive Benefit of Customers (the "Special Bank Account"). This account had a balance of $367 at December 31, 2013. The Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions with customers through the Special Bank Account. Therefore, it is exempt from the reserve requirements at December 31, 2013, and for the year then ended, under the provisions of Rule 15c3-3(k)(2)(i). In addition, for securities held in brokerage accounts, the Company uses Pershing LLC on a fully disclosed basis as clearing agent to process customer trades and is therefore exempt from the reserve requirements under the provisions of Rule 15c3-3(k)(2)(ii) as well.

6. Commitments and Contingencies

The Company is involved in litigation and arbitrations in the normal course of business. These matters include, but are not limited to, claims relating to alleged registered representative misconduct, in which recovery of compensatory and/or punitive damages may be sought. The Company is, from time to time, also involved in regulatory investigations, actions and inquiries. In all such matters, the Company has cooperated fully with the applicable regulatory agency or self-regulatory organization.

As of December 31, 2013, the Company recorded $3,599 for pending legal and regulatory matters in other liabilities on the Statement of Financial Condition.

7. Subsequent Events

Management has evaluated subsequent events between the balance sheet date and the date when the financial statements are issued.

Supplemental Information

Transamerica Financial Advisors, Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1
(Dollars in thousands)

December 31, 2013

Computation of net capital		
Total stockholders' equity		$ 29,955
Nonallowable assets and deductions:		
Commissions receivable	$ 2,982	
Deferred tax assets	12,329	
Prepaid assets	2,149	
Other assets	1,328	
Total nonallowable assets and deductions		18,788
Net capital before haircuts on securities positions		11,167
Haircuts on securities		141
Net capital		$ 11,026
Computation of alternative net capital requirement		
Aggregate indebtedness	$ 27,783	
Minimum net capital requirement (greater of $250 or 6 2/3% of aggregate indebtedness)		$ 1,852
Excess net capital		$ 9,174
Ratio of aggregate indebtedness to net capital		252%

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

Special Bank Account balance	$ 367

1402-1206541

Transamerica Financial Advisors, Inc.

Statement Regarding SEC Rule 15c3-3
(Dollars in thousands)

December 31, 2013

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) and (k)(2)(ii) of that Rule.